Exhibit 99.4

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Bank of Montreal:

We consent to the use of:

i)

our report of independent registered public accounting firm dated December 1, 2022 to the Shareholders and the Board of Directors of Bank of Montreal (the Bank) on the consolidated financial statements of the Bank, which comprise the consolidated balance sheets as of October 31, 2022 and October 31, 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes; and

ii)

our report of independent registered public accounting firm dated December 1, 2022 to the Shareholders and the Board of Directors of the Bank on the effectiveness of internal control over financial reporting as of October 31, 2022.

each of which is included in this Annual Report on Form 40-F of the Bank for the fiscal year ended October 31, 2022.

We also consent to the incorporation by reference of the above-mentioned reports and to the reference to our firm under the heading “Experts”, in the following Registration Statements of the Bank:

1.	Registration Statement – Form F-3 – File No. 333-264388
2.	Registration Statement – Form F-3 – File No. 333-214934

We also consent to the incorporation by reference of the above-mentioned reports in the following Registration Statements of the Bank:

1.	Registration Statement – Form S-8 – File No. 333-191591
2.	Registration Statement – Form S-8 – File No. 333-180968
3.	Registration Statement – Form S-8 – File No. 333-177579
4.	Registration Statement – Form S-8 – File No. 333-177568
5.	Registration Statement – Form S-8 – File No. 333-176479
6.	Registration Statement – Form S-8 – File No. 333-175413
7.	Registration Statement – Form S-8 – File No. 333-175412
8.	Registration Statement – Form S-8 – File No. 333-113096
9.	Registration Statement – Form S-8 – File No. 333-14260
10.	Registration Statement – Form S-8 – File No. 33-92112
11.	Registration Statement – Form S-8 – File No. 333-207739
12.	Registration Statement – Form S-8 – File No. 333-237522

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 1, 2022

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